Prime Number Capital LLC

27F 12E 49th Street

New York, NY, 10017

August 5, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attn: Ms. Alyssa Wall

           Ms. Cara Wirth

Re:	Etoiles Capital Group Co., Ltd
Registration Statement on Form F-1
Initially Filed May 15, 2025, as amended
File No. 333-287302 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Etoiles Capital Group Co., Ltd that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on August 7, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus dated June 2, 2025 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Ye & Associates, P.C., counsel of the representative of the underwriters, at 929-300-7489 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

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[Signature Page Follows]

Very truly yours,

As representative of the underwriters

Prime Number Capital LLC

By:	/s/ Shenghui Yang
Name:	Shenghui Yang
Title:	Chief Executive Officer

[Signature Page to Underwriter’s Acceleration Request Letter]